Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Promising exploration results continue at Young-Davidson

    Stock Symbols: TSX: NGX, AMEX: NXG
    Website: www.northgateminerals.com

    VANCOUVER, April 16 /CNW/ - Northgate Minerals Corporation (TSX: NGX,
AMEX: NXG) today announced assay results for nine additional diamond drill holes at its Young-Davidson property near the town of Matachewan, Ontario.

    <<
                           Exploration Highlights

    -   Hole YD07-33 - the deepest hole drilled to date on the property intersected 52.8 metres (m) averaging 2.87 grams per tonne (gr/t), including 19.3 m of 3.66 gr/t and 6.7 m of 8.86 gr/t gold. This hole is located over 200 m below the closest intercept in the Lower
        Boundary Zone.

    -   Hole YD06-29 - drilled in the large gap between the Lower YD and
        Lower Boundary Zones, this hole returned 4.65 gr/t gold over 28.4 m including 21.3 m of 5.53 gr/t and 7.4 m of 11.74 gr/t gold. This area is now being called the Lower Lucky Zone.

    -   Hole YD07-34 - located in the Lower YD Zone, this hole returned
        2.86 gr/t gold over 79.4 m including very wide, higher-grade intervals of 29.0 m of 4.89 gr/t and 16.5 m of 6.26 gr/t gold.
    >>

    Ken Stowe, President and Chief Executive Officer, remarked, "Our 2007 exploration program at Young-Davidson is off to an excellent start. The drilling results we are reporting today include a blend of infill or definition holes and exploration holes that are necessary to determine the overall scale and limits of the deposit. Assays from the infill holes are consistent with the surrounding holes and the overall resource grades that we released in December 2006 while the exploration holes continue to highlight the significant potential of the Young-Davidson property. Hole YD07-33,
200 metres below the previous deepest intersection, demonstrates the tremendous vertical continuity of this deposit and hole YD06-29, which targeted the gap between the Lower Boundary and Lower YD Zones, demonstrates the potential we have to add substantial resource ounces in areas immediately adjacent to currently defined resources.
    In addition to the surface drilling program, we are also making a substantial investment in infrastructure and engineering so that we can advance the Young-Davidson project in a timely manner. Dewatering of the old mine workings has begun and excavation of the decline ramp has now advanced by approximately 150 metres. Meanwhile, our engineers are currently examining the various options for infrastructure location so that we can define the scope of the project and initiate permitting activities in the near future."

    OVERVIEW OF THE YOUNG-DAVIDSON EXPLORATION AREA

    Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1 (Young-Davidson Property (Vertical, North Looking,
Longitudinal Section with metric grid) presents known resource areas (as defined in the legend), historic mine workings, simplified geology, and potential new resource areas along with the pierce points for the holes drilled. Drill hole results reported for the first time are indicated by a five-point star. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 metres (m). To see
Figure 1, please visit http://files.newswire.ca/592/NorthgateApril16.jpg

    Note: RPA Resources are the subject of a previous press release dated
December 18, 2006 entitled, "Northgate Announces Major Increase in Gold
Resources at Young-Davidson". Micon Resources are the subject of a NI43-101 compliant report entitled, "Technical Report on the Mineral Resource Estimate for the Matachewan Property, Powell, Cairo & Yarrow Townships, Larder Lake
Mining Division, Ontario, Canada".

    2006 AND 2007 DRILLING RESULTS

    Assay results (grams of gold per metric tonne (gr/t)) for selected mineralized intervals are reported in Tables A, B and C below. Collar co-ordinates for the reported drill holes are listed in Appendix 1.

    Lower YD Zone

    Hole YD07-34 intersected 79.4 m (58 m true thickness) that averaged
2.86 gr/t gold, including a 29 m section of 4.89 gr/t gold and 6.1 m of
9.38 gr/t gold. This hole was drilled approximately 80 m up-dip from YD06-23.
    Hole YD06-26 was completed about 55 m west of hole YD06-21 and is the deepest and furthest drill hole to the west in this area. The hole returned
36.9 m intersection (23.0 m true thickness) of 2.34 gr/t gold including
3.54 gr/t gold over 13.1 m and 4.76 gr/t gold over 7.5 m.
    Hole YD06-31 was also completed in the area, but the zone was bisected by a diabase dyke. The hole intersected gold mineralization in both the hanging wall and foot wall of the dyke and the results are reported in Table A.
    Hole YD07-35 was completed in the upper portion of the Lower YD Zone. It intersected 39.8 m (30.9 m true thickness) of 2.02 gr/t gold including 4.5 m of 4.61 gr/t gold.
    Hole YD07-31A intersected a dyke at the zone horizon and follow-up drill holes YD07-31B and 31C were abandoned due to technical difficulties. Hole
YD06-32 drilled over 100 m west of YD06-34 did not return any significant values and might either be defining the western extent of the Lower YD Zone at the 9500 elevation or a post mineral fault. The zone remains open at depth and to the east.

    <<
    -------------------------------------------------------------------------
    Table A: Assay Results from Lower YD Zone
    -------------------------------------------------------------------------
                                      Core      True        Gold  Gold cut to
      Hole     From        To        Length   Thickness    uncut    (34.28 g)
       ID       (m)        (m)        (m)        (m)       (gr/t)     (gr/t)
    -------------------------------------------------------------------------
    YD06-26    1207.7     1214.0        6.3        3.9       2.86       2.86
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-26    1258.5     1295.4       36.9       23.0       2.34       2.34
    -------------------------------------------------------------------------
       Incl    1270.1     1283.2       13.1        8.2       3.54       3.54
    -------------------------------------------------------------------------
       Incl    1275.7     1283.2        7.5        4.7       4.76       4.76
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-31    1091.5     1097.6        6.1        3.8       3.01       3.01
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-31    1178.0     1205.7       27.7       17.6       1.73       1.73
    -------------------------------------------------------------------------
       Incl    1179.6     1190.2       10.7        6.8       2.49       2.49
    -------------------------------------------------------------------------
       Incl    1182.0     1190.2        8.2        5.2       2.63       2.63
    -------------------------------------------------------------------------
       Incl    1182.0     1186.0        4.0        2.5       3.02       3.02
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-31    1226.8     1234.4        7.6        4.8       3.26       3.26
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD07-34     791.3      870.7       79.4       58.0       2.86       2.86
    -------------------------------------------------------------------------
       Incl     810.1      813.2        3.1        2.2       4.51       4.51
    -------------------------------------------------------------------------
       Incl     815.0      821.1        6.1        4.4       3.19       3.19
    -------------------------------------------------------------------------
       Incl     832.2      835.3        3.1        2.3       3.33       3.33
    -------------------------------------------------------------------------
       Incl     841.7      870.7       29.0       21.2       4.89       4.89
    -------------------------------------------------------------------------
       Incl     841.7      843.8        2.1        1.6      10.54      10.54
    -------------------------------------------------------------------------
       Incl     850.1      870.7       20.6       15.0       5.77       5.77
    -------------------------------------------------------------------------
       Incl     850.1      866.6       16.5       12.0       6.26       6.26
    -------------------------------------------------------------------------
       Incl     860.5      866.6        6.1        4.5       9.38       9.38
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD07-35     668.5      708.3       39.8       30.9       2.02       2.02
    -------------------------------------------------------------------------
       Incl     684.8      708.3       23.5       18.3       2.49       2.49
    -------------------------------------------------------------------------
       Incl     684.8      689.3        4.5        3.5       4.61       4.61
    -------------------------------------------------------------------------
       Incl     704.3      708.3        4.0        3.1       4.57       4.57
    -------------------------------------------------------------------------
    >>

    Lower Boundary Zone

    Hole YD07-33, the deepest hole drilled on the property to date, intersected gold bearing syenite host rock approximately 1,300 m below surface, 200 metres below all other intersections in the Lower Boundary Zone.
The drill hole intersected 52.8 m (40.9 m true thickness) grading 2.87 gr/t gold uncut including 3.66 gr/t gold over 19.3 m and 8.86 gr/t gold over 6.7 m.
Two short sections of the hole contained visible gold, one of which returned
45.7 gr/t gold over 1.1 m. The intersection in Hole YD07-33 indicates that the
Lower Boundary Zone continues to be open at depth and that the overall potential to add resources to this zone is still high. A follow-up hole is underway.
    Holes YD06-20D and YD06-20E were both drilled near the east plunge flank of the Lower Boundary Zone near a major dyke and each returned significant intervals of gold mineralization as shown in Table B.

    <<
    -------------------------------------------------------------------------
    Table B: Assay Results from Lower Boundary Zone
    -------------------------------------------------------------------------
                                      Core      True        Gold  Gold cut to
      Hole     From        To        Length   Thickness    uncut    (34.28 g)
       ID       (m)        (m)        (m)        (m)       (gr/t)     (gr/t)
    -------------------------------------------------------------------------
    YD06-20D   1283.1     1317.0       33.9       23.3       1.65       1.65
    -------------------------------------------------------------------------
       Incl    1291.5     1317.0       25.5       17.5       1.95       1.95
    -------------------------------------------------------------------------
       Incl    1301.6     1310.3        8.7        6.0       2.82       2.82
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-20E   1221.5     1232.0       10.5        8.6       3.32       3.32
    -------------------------------------------------------------------------
       Incl    1225.2     1232.0        6.8        5.9       4.19       4.19
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-20E   1245.0     1247.6        2.6        2.1       3.70       3.70
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD07-33    1409.2     1462.0       52.8       40.9       2.87       2.63
    -------------------------------------------------------------------------
               1410.4     1429.7       19.3       14.9       3.66       3.66
    -------------------------------------------------------------------------
               1425.1     1429.7        4.6        3.5       5.72       5.72
    -------------------------------------------------------------------------
               1455.3     1461.1        5.8        4.5      10.02       7.79
    -------------------------------------------------------------------------
               1455.3     1462.0        6.7        5.2       8.86       6.93
    -------------------------------------------------------------------------
          plus 1462.0                                     pending    pending
    -------------------------------------------------------------------------
    >>

    Lower Lucky Zone

    Only two holes, YD06-29 and YD06-28, have been completed at depth greater than 800 m in the Lower Lucky Zone, a new zone that is taking shape in the region between the Lower Boundary Zone and the Lower YD Zone. Hole YD06-28
returned 30.4 m (24.6 m true thickness) of 1.50 gr/t gold including a 7.3 m section of 3.22 gr/t gold. Hole YD06-29 cut the zone approximately 60 metres below YD06-28 and returned 28.4 m (19.3 m true thickness) of 4.65 gr/t gold
(uncut) including 21.3 m of 5.53 gr/t gold and 7.4 m of 11.74 gr/t gold.
    During the next few months more drilling will be targeted in the Lower
Lucky Zone region to determine the continuity of the gold mineralization in the area between the Lower Boundary and the Lower YD Zones. This region is sparsely drilled and the results from Holes YD06-28 and YD06-29 indicate significant potential for expanding gold resources within this zone.

    <<
    -------------------------------------------------------------------------
    Table C: Assay Results from Lower Lucky Zone
    -------------------------------------------------------------------------
                                      Core      True        Gold  Gold cut to
      Hole     From        To        Length   Thickness    uncut    (34.28 g)
       ID       (m)        (m)        (m)        (m)       (gr/t)     (gr/t)
    -------------------------------------------------------------------------
    YD06-28     984.8     1015.2       30.4       24.6       1.50       1.50
    -------------------------------------------------------------------------
       Incl    1008.0     1015.2        7.3        6.0       3.22       3.22
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    YD06-29    1225.2     1253.6       28.4       19.3       4.65       3.83
    -------------------------------------------------------------------------
       Incl    1232.3     1253.6       21.3       14.5       5.53       4.43
    -------------------------------------------------------------------------
       Incl    1232.3     1239.7        7.4        5.0      11.74       8.53
    -------------------------------------------------------------------------
    >>

    Quality Control - Analyses and Sample Location

    Details of Quality Control and drill-hole survey methodology are reported in Northgate's April 10, 2006 news release that is filed on SEDAR
(www.sedar.com) and may also be accessed on the Northgate website
(www.northgateminerals.com).

    Qualified Persons

    The program design, implementation, Quality Assurance/Quality Control and interpretation of the results is under the control of Northgate Minerals
Corporation geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds PGeo, Northgate's Manager of Exploration.

    Note to US Investors:

    The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with
National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and
Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves
Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral
Resource", and "Inferred Mineral Resource" used in this news release are
Canadian mining terms as defined in accordance with National Instrument
43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

    Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold, and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold.
Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

    Forward-Looking Statements

    This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading
"Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the
United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

    <<
    Appendix 1: Drill Hole Locations

    -------------------------------------------------------------------------
      Hole                                        Collar   Collar
       ID       Easting   Northing  Elevation    Azimuth     Dip      Depth
    -------------------------------------------------------------------------
    YD06-20D    23389.9     9741.9    10322.0          0       -70    1389.8
    YD06-20E    23389.9     9741.9    10322.0          0       -70    1317.0
    YD06-21     22670.6     9814.2    10347.2          0       -70    1440.0
    YD06-21A    22670.6     9814.2    10347.2          0       -70    1506.0
    YD06-21B    22670.6     9814.2    10347.1          0       -70     916.5
    YD06-21C    22670.6     9814.2    10347.1          0       -70     779.8
    YD06-21D    22670.6     9814.2    10347.1          0       -70     735.0
    YD06-22     22822.4    10005.9    10327.2          0       -70    1053.0
    YD06-23     22744.4    10001.0    10334.8          0       -70    1107.0
    YD06-24     22856.8     9996.5    10327.0          0       -70    1032.0
    YD06-25     22929.7    10009.3    10327.0          0       -70     999.0
    YD06-26     22730.3     9808.4    10340.2        358       -70    1383.0
    YD06-27     22978.7    10006.5    10326.3      356.7     -71.2    1091.0
    YD06-28     23042.8     9998.9    10327.0          5       -70    1134.0
    YD06-29     23233.3    11088.6    10331.0          0       -70    1053.0
    YD06-30     22730.4     9808.4    10331.0        0.0     -70.0      26.0
    YD06-31     22731.9     9811.7    10325.7          0       -70    1302.9
    YD07-31A    22731.9     9811.7    10325.7          0       -70      1310
    YD06-32    22677.72   9979.049   10356.66          0       -70    1019.0
    YD07-33     23248.5     9701.7    10324.9        0.0     -70.0    1532.0
    YD07-33A    23248.5     9701.7    10324.9        0.0     -70.0    1700.0
    YD07-34     22711.5    10064.7    10331.0      353.0     -70.0    1066.8
    YD07-35     22900.4    10067.8    10331.0        0.0     -70.0     900.0
    YD07-36     22963.5    10076.6    10331.0        0.0     -70.0    1066.8
    YD07-37     23599.0     9976.0    10340.1        9.0     -70.0    1300.0
    YD07-38     22711.5    10244.0    10330.0        0.0     -70.0    1000.0

    Note:  Locations of holes 1-20 are reported in 2006 press releases. Holes that are in bold are reported herein. All other holes are
           previously reported or still in progress.
    >>

    %CIK: 0000072931

    /For further information: Ms. Keren R. Yun, Manager, Investor Relations,
(416) 216-2781, kyun(at)northgateminerals.com/
    (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 18:01e 16-APR-07